

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02006383

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
APR - 8 2002

SEC FILE NUMBER
8- 53322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/08/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MARKET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 E. MAIN STREET
(No. and Street)

KENT | OHIO | 44240
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. DENTONI, TREASURER | 330-678-0524
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ESCOTT & COMPANY
(Name – if individual, state last, first, middle name)

628 South Water Street | Kent | OHIO | 44240
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Dentoni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL MARKET SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

TREASURER

Title



Notary Public

JACQUELINE A. PETERS, Notary Public
State of Ohio
My Commission Expires Nov. 19, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL MARKET SECURITIES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

FOR THE PERIOD FROM INCEPTION

MAY 8, 2001 TO DECEMBER 31, 2001

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEET	2
STATEMENTS OF INCOME AND RETAINED EARNINGS	3
STATEMENT OF CASH FLOWS	4
NOTES TO FINANCIAL STATEMENTS	5
REPORT ON SUPPLEMENTAL INFORMATION	7
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	8



ESCOTT & COMPANY

Certified Public Accountants

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

RICHARD J. TINKER, CPA
AL STEFANOV, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Capital Market Securities, Inc.

We have audited the accompanying balance sheet of Capital Market Securities, Inc. (an Ohio S corporation) as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the period from inception May 8, 2001 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Market Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the initial period then ended in conformity with U.S. generally accepted accounting principles.

Escott & Company

Kent, Ohio

April 4, 2002

628 S. Water St.
P.O. Box 609
Kent, Ohio 44240
(330) 673-4819
Fax (330) 673-4629

8128 Main Street
P.O. Box 173
Garrettsville, OH 44231
(330) 527-2103
Fax (330) 527-2551

CAPITAL MARKET SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 25,131
Total Current Assets	25,131
OTHER ASSETS	
Organization Costs – Note C	2,531
Less: Accumulated Amortization	295
Total Other Assets	2,236
Total Assets	$ 27,367

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Loan Payable – Related Party – Note D	$ 100
Total Current Liabilities	100
SHAREHOLDER'S EQUITY	
Common Stock – 100 Shares Authorized, Issued and Outstanding	25,000
Retained Earnings	2,267
Total Shareholder's Equity	27,267
Total Liabilities and Shareholder's Equity	$ 27,367

THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE PERIOD FROM INCEPTION MAY 8, 2001 TO DECEMBER 31, 2001

INCOME	
Underwriting Fees	$ 75,000
Retainer Fees	25,000
Total Income	100,000
EXPENSES	
Management Fees – Note C	80,088
NASD Fees	12,761
Advertising	1,045
Amortization	295
Bank Charges	70
Insurance & Bond	465
Training Expense	2,886
Travel	350
Total Expenses	97,960
INCOME FROM OPERATIONS	2,040
OTHER INCOME	
Interest Income	227
Total Other Income	227
NET INCOME	2,267
RETAINED EARNINGS – BEGINNING OF PERIOD	--
RETAINED EARNINGS – END OF PERIOD	$ 2,267

THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION MAY 8, 2001 TO DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,267
Adjustments to Reconcile Net Income to Net	
Cash Provided By Operating Activities:	
Amortization	295
(Increase) Decrease in Organization Costs	(2,531)
Total Adjustments	(2,236)
Net Cash Provided By Operating Activities	31
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Issuance of Loan Payable – Related Party	100
Proceeds from Issuance of Common Stock	25,000
Net Cash Provided By Financing Activities	25,100
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,131
CASH AND CASH EQUIVALENTS AT BEG. OF PERIOD	--
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 25,131

THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CAPITAL MARKET SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A – REPORT OF MANAGEMENT

The Company has prepared the financial statements and related financial information included in this report. Management has the responsibility for the integrity of the financial statements and other financial information included for ascertaining that the data accurately reflect the financial position and results of operations of the Company. The financial statements were prepared in accordance with U.S. generally accepted accounting principles appropriate in the circumstances, and necessarily included amounts that are based on best estimates and judgments with appropriate consideration to materiality.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on May 8, 2001, in the State of Ohio for the purpose of forming a National Association of Securities Dealers, Inc. (NASD) registered broker – dealer to serve Young & Associates, Inc. (the parent company) clients in equity offerings. The Company does not conduct other broker dealer activities such as the trading of securities or market making.

The Company uses the accrual basis of accounting.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

NOTE C – ORGANIZATION COSTS

During 2001, the Company incurred legal fees and incorporation costs in the amount of $2,531. The costs have been amortized using the straight-line method over a sixty-month period beginning June 1, 2001. Amortization expense for the period ended December 31, 2001 amounted to $295.

NOTE D – RELATED PARTIES

The Company is a wholly owned subsidiary of Young & Associates, Inc. (the parent company).

Additionally, the parent company has made an election to treat the Company as a Qualified Subchapter S Subsidiary (QSSS). As a QSSS, the Company is a disregarded entity for federal tax purposes, and as a result, will be treated as a component unit of the parent company's federal tax return.

During the period ended December 31, 2001, the Company received a short-term loan from the parent company in the amount of $100.

The Company has entered into a management service agreement to pay the parent company up to 90% of all underwriting fees, selling fees and other transaction fees earned by the Company. For the period from inception May 8, 2001 through December 31, 2001 management fees paid under this agreement amounted to $80,088.


ESCOTT &
COMPANY

Certified Public Accountants

RICHARD J. TINKER, CPA
AL STEFANOV, CPA

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors and Stockholders
of Capital Market Securities, Inc.

Our report on our audit of the basic financial statements of Capital Market Securities, Inc. for the period from inception May 8, 2001 to December 31, 2001 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kent, Ohio

April 4, 2002

628 S. Water St.
P.O. Box 609
Kent, Ohio 44240
(330) 673-4819
Fax (330) 673-4629

8128 Main Street
P.O. Box 173
Garrettsville, OH 44231
(330) 527-2103
Fax (330) 527-2551

CAPITAL MARKET SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001

Net Capital – December 31, 2001	$	27,267
Less: Non-Allowable Assets		--
Net Capital – Required Minimum		5,000
Excess Net Capital	$	22,267

SEE ACCOUNTANT'S REPORT ON SUPPLEMENTAL INFORMATION